MDS Inc. Normal Course Issuer Bid

TORONTO, July 3, 2007- MDS Inc. (TSX: MDS, NYSE: MDZ), a leading provider of enabling products and services to the global life sciences markets, today announced that the Toronto Stock Exchange has accepted MDS’s Notice of Intention to make a normal course issuer bid.  The Notice provides for purchase of up to 4,506,236 of MDS Common shares (5% of the public float of 90,124,736 Common shares) from time to time during the next 12 months, if deemed appropriate by the Chief Executive Officer and Chief Financial Officer of the Company. This will replace the Company’s previous normal course issuer bid, which expired on June 29, 2007.  The Company did not purchase any Common shares under the expired normal course issuer bid, as the Company purchased 22,831,500 of its Common shares in a substantial issuer bid which was completed in April.

Under the new bid, MDS may purchase up to 4,506,236 Common shares. As of June 26, 2007, there were 122,513,283 Common shares issued and outstanding. The purchases may begin July 3, 2007 and will end no later than July 2, 2008. Any shares purchased through the bid will be purchased for cancellation through the facilities of the TSX at market price.

Since all purchases of Common shares associated with the issuer bid would be made on the open market, the Company is not in a position to know the identity of the parties from whom it may purchase Common shares.  The Company believes that the purchase of outstanding Common shares may at certain times during the bid period enhance value for shareholders and is an appropriate use of funds.

This document contains forward-looking statements. Some forward-looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian and US securities regulatory authorities from time to time.

About MDS
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS Inc. has more than 6,200 highly skilled people in 28 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

For further information contact:

Investors:
Sharon Mathers
Senior Vice-President, Investor Relations and External Communications
MDS Inc.
(416) 675-6777 x 34721
sharon.mathers@mdsinc.com

Media:
Catherine Melville
Director, External Communications
MDS Inc.
(416) 675-6777 x 32265
catherine.melville@mdsinc.com